Aclarion, Inc.

8181 Arista Place, Suite 100

Broomfield, Colorado 80021

June 20, 2024

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Aclarion, Inc. (the “Company”)
Offering Statement on Form 1-A
Filed June 20, 2024 (the “Offering Statement”)
Commission File No. 024-12447

Dear Ms. Park:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified June 24, 2024, at 10:00 a.m. EST, or as soon thereafter as is reasonably practicable.

Please contact Jim Carroll, Esq. of Carroll Legal LLC at (303) 888-4859 to provide notice of qualification, or if you have any questions or comments concerning this request.

Very truly yours,

/s/ John Lorbiecki

John Lorbiecki

Chief Financial Officer

Aclarion, Inc.